April 8, 2010
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Stop 4631
Washington, D.C. 20549
Re:	The Stanley Works, Inc. Form 10-K for the fiscal year ended January 2, 2010 File No. 001-5224
Dear Ms. Long:
The following is in response to your letter dated March 30, 2010 and comments pertaining to our January 2, 2010 year end Form 10-K filing. We will expand and revise our disclosures in future filings in response to your comments discussed below.
FORM 10-K FOR THE PERIOD ENDED JANUARY 2, 2010
Item 1. Business, page 2
1. We note the disclosure of research and development expenditures in Note N to your consolidated financial statements. In future filings, please disclose any company-sponsored research and development expenditures in accordance with Item 101(c)(1)(xi) of Regulation S-K.
Response:
The Company will disclose company-sponsored research and development expenditures in Item 1 of future filings, in accordance with Item 101(c)(1)(xi) of regulation S-K.
Cautionary Statements Under the Private Securities Litigation Reform Act..., page 35
2. We note the disclosure here and that which precedes the Exhibit List involving the use of a disclaimer regarding the accuracy and investor use of the information in agreements included as exhibits to your Form 10-K. Please tell us how you determined that the use of disclaimers of this kind is consistent with your disclosure obligations. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information.

Response:
In order to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws, the Company will, in its future filings, revise the disclosure as set forth below. In addition, the Company will add a sentence in future filings to its disclosure acknowledging that notwithstanding the inclusion of the cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the Company’s Form 10-K not misleading.
Accordingly, in future filings, the disclosure will read as follows:
The agreements included or incorporated by reference as exhibits to this report contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.
Form 8-K filed March 12, 2010
3. We note that you have not filed Exhibit A to Exhibit 10.5. Please file a complete copy of Amendment No. 2 to the Credit Agreement, including all exhibits thereto, with your next Exchange Act report.
Response:
The Company will re-file Amendment No. 2 to the Credit Agreement with its Quarterly Report on Form 10-Q for the period ended April 3, 2010 together with all exhibits thereto, including Exhibit A. Please note that Exhibit A (Subsidiary Guaranty) had been entered into by The Black & Decker Corporation, a wholly owned subsidiary of the Company, and filed as Exhibit 4.2 with its Current Report on Form 8-K on March 12, 2010.

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We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions pertaining to the foregoing, please feel free to contact me or Jocelyn Belisle, Chief Accounting Officer at (860) 827-3858 or (860) 827-3969, respectively.
Sincerely,

/s/ Donald Allan Jr.
Donald Allan Jr.
Senior Vice President and Chief Financial Officer